UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No.    )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

SCOTTISH POWER plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

SCOTLAND

(Jurisdiction of Subject Company’s Incorporation or Organization)

SCOTTISH POWER plc

(Name of Person(s) Furnishing Form)

Non-cumulative preference B shares of 50 pence each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

011 44 141 636 4544

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

With a copy to:

Richard C. Morrissey

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

May 4, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

(a)(1)    Important Notice to Holders

(a)(2)    Repurchase Offer Letter, dated May 3, 2007

(a)(3)    Repurchase Offer Form

(a)(4)    Press release, dated May 3, 2007

(b)	Not applicable

Item 2. Informational Legends

Not applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

Scottish Power plc has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on May 4, 2007.

Exhibit Index

Exhibit Number	Description
(a)(1)	Important Notice to Holders

(a)(2)	Repurchase Offer Letter, dated May 3, 2007

(a)(3)	Repurchase Offer Form

(a)(4)	Press release, dated May 3, 2007

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scottish Power plc

By:	/s/ Mrs Sheelagh Duffield
Name:	Mrs Sheelagh Duffield
Title:	Company Secretary
Date:	May 4, 2007